UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)


                           JENNIFER CONVERTIBLES, INC.
                                (Name of Issuer)



                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                    476153101
                                 (CUSIP Number)


                    David O. Bryant, Senior Vice President
                      Klaussner Furniture Industries, Inc.
                               405 Lewallen Street
                         Asheboro, North Carolina 27203
                                  336-625-6174
       -----------------------------------------------------------------

                                  June 23, 2006
                                  --------------
             (Date of event which requires filing of this statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
         Schedule13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. ____.

            Check the following box if a fee is being paid with
                 the statement:____.

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  The group ("Group") is formed by each of the reporting persons filing additional copies of this second part of the cover page of Schedule 13D.

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Hans J. Klaussner is a citizen of Germany. All nonnatural reporting persons are organized under the laws of Delaware or North Carolina.

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

          924,500 (subject to conversion of convertible preferred stock)

8)       Shared Voting Power
          0

CUSIP No. 476153101                                          SCHEDULE 13D



9)       Sole Dispositive Power

          924,500 (subject to conversion of convertible preferred stock)

10)      Shared Dispositive Power
          0
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          924,500 (subject to conversion of convertible preferred stock)


12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          12.77% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  This Schedule 13D is being filed jointly by the members of the Group.

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Hans J. Klaussner

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Germany

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

          924,500 (subject to conversion of convertible preferred stock)

8)       Shared Voting Power
         0

9)       Sole Dispositive Power

          924,500 (subject to conversion of convertible preferred stock)

10)      Shared Dispositive Power
         0

CUSIP No. 476153101                                               SCHEDULE 13D


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          924,500 (subject to conversion of convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          12.77% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  IN

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Klaussner Corporation

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power
         0

8)       Shared Voting Power

         924,500 (subject to conversion of convertible preferred stock)

9)       Sole Dispositive Power
         0

CUSIP No. 476153101                                              SCHEDULE 13D


10)      Shared Dispositive Power

          924,500 (subject to conversion of convertible preferred stock)


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          924,500 (subject to conversion of convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          12.77% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  CO

CUSIP No. 476153101                                               SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Klaussner Furniture Industries, Inc.

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power
         0

8)       Shared Voting Power

          924,500 (subject to conversion of convertible preferred stock)

9)       Sole Dispositive Power
         0

CUSIP No. 476153101                                                SCHEDULE 13D


10)      Shared Dispositive Power

          924,500 (subject to conversion of convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          924,500 (subject to conversion of convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          12.77% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  CO

CUSIP No. 476153101                                              SCHEDULE 13D



        Item 1. Securities of Issuer.
                -------------------------

                           No change.

        Item 2.  Identity and Background.
                 ------------------------

                           No change.


         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                           No change.


         Item 4.  Purpose of Transaction.
                  ----------------------

                   Item 4 is amended to report  that, after converting
                  3,510 shares of the Series A Preferred Stock of Jennifer Convertibles into 500,000 shares of Common Stock, Klaussner Furniture Industries, Inc. ("KFI") sold 500,000 shares of Common Stock on June 23, 2006, in two private transactions at a price of $4.985 per share. KFI now owns 6,490 shares of the Series A. Preferred Stock, which are convertible into 924,500 shares of Common Stock.

                           KFI has no present intention of converting shares of
                  Preferred Stock into shares of Common Stock or of selling shares of Preferred Stock or the Common Stock into which it is convertible. However, if KFI has an opportunity to sell additional shares of Common Stock in private transactions, it may demand that Jennifer Convertibles register such shares under the Registration Rights Agreement dated December 11, 1997, and then convert shares of Preferred Stock into the number of shares of Common Stock covered by the registration statement.


         Item 5.  Interest in Securities of the Issuer.
                  -------------------------------------
                           No change.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  ---------------------------------------------------------

                           No change.

         Item 7.  Material to be Filed as Exhibits.
                  ------------------------------------

                           Exhibit 99 - Agreement of Joint Filing

CUSIP No. 476153101                                               SCHEDULE 13D


                               SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 28, 2006

                                            /s/ David O. Bryant
                                            -----------------------
                                            David O. Bryant,
                                            Attorney in Fact for
                                            Hans J. Klaussner

                                            KLAUSSNER CORPORATION


                                         By:  /s/ David O. Bryant
                                              ----------------------
                                              David O. Bryant, Vice President


                                            KLAUSSNER FURNITURE INDUSTRIES, INC.


                                         By:  /s/ David O. Bryant
                                              -----------------------
                                             David O. Bryant, Senior Vice
                                             President and Chief Financial
                                             Officer

CUSIP No. 476153101                                         SCHEDULE 13D



                                EXHIBIT INDEX


         Exhibit                    Description


         Exhibit 99 -                  Agreement of Joint Filing